FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Consolidated Financial Results for the Six-Month Period Ended

September 30, 2006

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 31 , 2006

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2006

MITSUI & CO., LTD.

By:	/s/ Kazuya Imai
Name:	Kazuya Imai
Title:	Executive Director
Senior Executive Managing Officer
Chief Financial Officer

Consolidated Financial Results for the Six-Month Period Ended September 30, 2006

[Based on accounting principles generally accepted in the United States of America (“U.S. GAAP”)]

Tokyo, October 31, 2006 – Mitsui & Co., Ltd. announced its consolidated financial results for the six-month period ended September 30, 2006.

Mitsui & Co., Ltd. and subsidiaries

(Web Site : http://www.mitsui.co.jp)

President and Chief Executive Officer : Shoei Utsuda

Investor Relations Contacts : Satoshi Tanaka, General Manager, Investor Relations Division TEL 81-3-3285-7533

1.	Consolidated financial results for the six-month period ended September 30, 2006 (Unaudited) (from April 1, 2006 to September 30, 2006)

(1)	Consolidated operating results information

	Revenues		Income from continuing operations before income taxes, minority interests and equity in earnings		Net income		Total trading transactions
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
Six-month period ended September 30, 2006	2,331,514	23.7	147,569	25.3	159,166	91.3	7,622,220	8.1
Six-month period ended September 30, 2005	1,884,143	9.5	117,747	0.8	83,193	34.0	7,048,604	5.0

Year ended March 31, 2006	4,115,471		278,326		202,409		14,885,772

	Net income per share, basic	Net income per share, diluted
	Yen	Yen
Six-month period ended September 30, 2006	92.39	87.27
Six-month period ended September 30, 2005	52.58	49.48

Year ended March 31, 2006	126.26	118.85

Notes:

1.	Equity in earnings of associated companies – net for the six-month periods ended September 30, 2006 and 2005, and for the year ended March 31, 2006 were ¥74,512 million, ¥38,828 million and ¥94,250 million, respectively.

2.	Average number of shares outstanding during the six-month periods ended September 30, 2006 and 2005, and for the year ended March 31, 2006 were 1,722,823,405, 1,582,109,146 and 1,603,096,145, respectively.

3.	Change in accounting principles applied : No

4.	Percentage figures for Revenues, Income from continuing operations before income taxes, minority interests and equity in earnings, Net income, and Total trading transactions for the six-month period represent changes from the corresponding six-month period of the previous year.

5.	Parentheses represent negative figures or decreases.

6.	Total trading transactions is a voluntary disclosure and represents the gross transaction volume or the nominal aggregate value of the sales contracts in which Mitsui & Co., Ltd. and its subsidiaries (collectively, the “companies”) act as principal and transactions in which the companies serve as agent.

Total trading transactions is not meant to represent sales or revenues in accordance with U.S. GAAP.

The companies have included the information concerning total trading transactions because it is used by similar Japanese trading companies as an industry benchmark, and the companies believe it is a useful supplement to results of operations data as a measure of the companies’ performance compared to other similar Japanese trading companies. Total trading transactions is included in the measure of segment profit and loss reviewed by the chief operating decision maker.

7.	In accordance with Statement of Financial Accounting Standards (“SFAS”) No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the figures for the six-month period ended September 30, 2005 and for the year ended March 31, 2006 relating to discontinued operations have been reclassified.

(2)	Consolidated financial position information

	Total assets	Shareholders’ equity	Shareholders’ equity ratio	Shareholders’ equity per share
	Millions of Yen	Millions of Yen	%	Yen
September 30, 2006	9,382,134	1,834,179	19.5	1,064.74
September 30, 2005	8,207,037	1,288,158	15.7	814.29

March 31, 2006	8,573,578	1,677,907	19.6	973.85

Note:	Number of shares outstanding at September 30, 2006, September 30, 2005 and March 31, 2006 were 1,722,653,251, 1,581,949,554, and 1,722,954,068, respectively.

(3)	Consolidated cash flow information

	Net cash provided by operating activities	Net cash used in investing activities	Net cash provided by financing activities	Cash and cash equivalents at end of period / year
	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen
Six-month period ended September 30, 2006	35,960	(232,012)	202,671	706,464
Six-month period ended September 30, 2005	34,034	(184,595)	180,031	830,035

Year ended March 31, 2006	146,396	(347,332)	92,269	697,055

(4)	Number of consolidated subsidiaries and associated companies accounted for by the equity method

Consolidated subsidiaries : 318

Associated companies accounted for by the equity method : 173

(5)	Changes in number of consolidated subsidiaries and associated companies accounted for by the equity method

Consolidated subsidiaries : increase 24, decrease 20

Associated companies accounted for by the equity method : increase 6, decrease 25

2.	Forecast of consolidated operating results for the year ending March 31, 2007 (from April 1, 2006 to March 31, 2007)

	Total trading transactions	Net income
	Millions of Yen	Millions of Yen
Year ending March 31, 2006	15,000,000	300,000

Note:	Forecasted basic net income per share for the year ending March 31, 2007 is Yen174.15

A Cautionary Note on Forward-Looking Statements:

This report contains statements (including figures) regarding Mitsui & Co., Ltd. (“Mitsui”)’s corporate strategies, objectives, and views of future developments that are forward-looking in nature and are not simply reiterations of historical facts. These statements are presented to inform stakeholders of the views of Mitsui’s management but should not be relied on solely in making investment and other decisions. You should be aware that a number of important risk factors could lead to outcomes that differ materially from those presented in such forward-looking statements. These include, but are not limited to, (i) changes in economic conditions that may lead to unforeseen developments in markets for products handled by Mitsui, (ii) fluctuations in currency exchange rates that may cause unexpected deterioration in the value of transactions, (iii) adverse political developments that may create unavoidable delays or postponement of transactions and projects, (iv) changes in laws, regulations, or policies in any of the countries where Mitsui conducts its operations that may affect Mitsui’s ability to fulfill its commitments, and (v) significant changes in the competitive environment. In the course of its operations, Mitsui adopts measures to control these and other types of risks, but this does not constitute a guarantee that such measures will be effective.

Management Policies

1. Management strategy and progress report

1) Medium-term Management Outlook

In the period of the Medium-term Strategic & Financial Plan to March 31, 2006, we achieved operating results that far exceeded the quantitative targets outlined in the plan, partly attributable to rises in the commodity markets. We also invested actively in core areas and other key growth areas. We have created a new Medium-term Management Outlook, based on a company-wide consideration of the kind of business models that we should aspire to develop over the next three-to-five years, along with the initiatives necessary to achieve such aspirations. The key elements of the approach outlined in the new plan are:

•	Building a business portfolio that meets the needs of customers and of society

•	Leveraging business engineering capabilities across Mitsui and its subsidiaries (“the Group”) and optimizing resource allocation

•	Prioritizing the development of human resources. In this respect we intend to build on our existing values of challenge and creativity and freedom and open-mindedness with additional emphasis on fairness, humility and compliance. We intend to form and foster a diverse pool of capable personnel.

(1)	Corporate vision three to five years ahead – quantitative summary; and business plan for the year ending March 2007

Looking ahead three to five years, risks in the operating environment include political, economic and environmental risks. Notwithstanding these risks, we believe that the currently favorable operating environment—with simultaneous growth in different regions of the world, and strong upstream markets for mineral resources, energy and materials—is likely to continue. Based on this assumption, we envisage achieving the parameters over the next three to five years as illustrated in the chart below.

(2)	Four key strategies of the Medium-term Management Outlook

(a)	Development of Strategic Business Portfolio

(i)	We have developed key policies based on dividing up the Group’s business into four areas, outlined below. In working toward our vision for three to five years ahead, we intend to make investments of around ¥800 billion over the two years ending March 31, 2008, while also recycling assets of around ¥100—200 billion.

•	In the area of mineral resources and energy, we intend to complete the development of large-scale projects such as Sakhalin II and expand existing projects such as the LNG project in Western Australia and iron ore and coal production in Australia, while investing selectively in high-quality new projects.

•	In the area of global marketing networks, particularly in steel products, chemical products and machinery, we will provide SCM (supply chain management) and other sophisticated functions. We will focus on the automobile, IT and energy industries as our market, and focus on developing areas through collaboration with three regional headquarters particularly Asia.

•	In the consumer service area, we will create closer collaboration by bringing together the Lifestyle, Consumer Services, and Information, Electronics & Telecommunication business units, and focus on developing businesses that can become future earnings base.

•	In the infrastructure area, we will invest selectively in high-quality projects mainly in power generation, water supply, energy and transportation.

(ii)	Based on the Portfolio Management Committee that we established in April 2006, we will create and re-engineer our business portfolio, and optimize the allocation of our available resources. We will refine our investment evaluation criteria, and seek to recycle existing investments.

(iii)	Accompanying a review of our business portfolio, we will allocate and shift human resources from a group-wide perspective in a more dynamic fashion.

(b)	Evolution of business models leveraging business engineering capabilities

•	We will focus on consumer-oriented services in Japan that show the greatest potential for growth, including: media and information; health, medical and senior care; retail support, and outsourcing.

•	We will pursue business development in environment-related businesses such as emission rights trading and recycling, along with new energy businesses such as biomass ethanol and solar power.

•	We will seek to leverage across the Group our strengths in logistics, finance and IT, and actively promote joint operations among business units.

(c)	Implementation of global strategies

•	We will focus the allocation of human resources on growth sectors in Asia, and strengthen our strategic partnership with our customers.

•	Based on our regional headquarters we have created for the Americas, Europe and Asia, we will develop a broad, cross-border product strategy.

•	We will employ and foster the development of a diverse group of personnel at overseas trading and other subsidiaries and associated companies around the world.

(d)	Reinforcing a management framework to support growth

•	Under our revised corporate staff organization, we are pursuing an efficient risk management approach.

•	We will continue to review and strengthen our system of corporate governance, implementing measures such as the increase in external directors and external corporate auditors in June 2006.

•	While working to ensure compliance with Section 404 of the U.S. Sarbanes-Oxley Act (“SOX 404”), which applies from the fiscal year ending March 31, 2007, we are working to enhance our internal control over financial reporting.

•	We will continue to pursue a CSR-oriented management approach that reflects the characteristics of Mitsui, seeking to develop as a business that meets the needs of customers and society while engaging in environmental issues and contributing to society, primarily through the CSR Promotion Division established in April 2006.

2)	Progress on Medium-term Management Outlook

(1)	Progress on key initiatives

(a)	Development of Strategic Business Portfolio

(i)	Investment plan

Medium-term Management Outlook intends to make investments around ¥800 billion over the two years ending March 31, 2008. In the six-month period ended September 30, 2006 we have made investments of ¥230 billion.

•	In the metal resources and energy area, based on the Medium-term Management Outlook (as shown below), we continued to make investments aimed at increasing our equity production volumes. Our total investment in the Sakhalin II project was approximately ¥350 billion as of the end of September 2006, an increase of ¥47 billion (*) compared to the end of March 2006.

For an update on the progress of the Sakhalin II project please also see “Key Topics”. We also acquired oil and gas interests valued at ¥53.2 billion in the offshore Gulf of Mexico, through an agreement with Pogo Producing Company. Furthermore, in March 2007, we plan to make Mitsui Oil Exploration Co., Ltd. (MOECO), currently one of our associated companies, into a subsidiary (in which we will increase the voting rights to 50.3%). In Australian iron ore and coal business, we made investments of ¥26.7 billion , as part of our plan to increase production capacity.

(*)	including effect from foreign exchange translation

•	In infrastructure projects business, we invested ¥27.5 billion for the acquisition of Gás Participações Ltda. (Brazil) (“Gaspart”) and other Brazilian gas distribution operations. We also invested ¥10.3 billion to acquire newly-issued shares of Toyo Engineering Corporation with the aim to enhancing collaboration in the infrastructure projects businesses, which are growing in size in all regions.

•	In the global trading networks area, in response to rising demand for salt for use as a raw material in the chlor-alkali industry, we acquired the Onslow salt field in Australia in June 2006. Furthermore, in September 2006, we launched an initiative in the automobile parts business, acquiring newly issued shares in automobile parts manufacturer Asahi Tec Corporation, which increased its capital to fund expansion of overseas operations, particularly in the United States.

•	In consumer products and services business, we completed a ¥5.8 billion investment in Brightstar Corp., a major U.S. distributor of mobile handsets, and aim to expand our mobile phone business in the Asia-Pacific region.

(ii)	Continuous review of our business portfolio based on Mitsui’s business strategy

Mitsui’s President sits down twice a year for face-to-face discussions with the Chief Operating Officers of each business unit to review the profitability and viability of subsidiaries and associated companies. From this fiscal year the scope of these examinations has been widened to include the entire portfolio of each Business Unit. The examinations cover business domain prioritization, recycling of inefficient assets, and improvement in the quality of monitoring of subsidiaries and associated companies.

(b)	Evolution of our new business models leveraging business engineering capabilities

In April 2006, we reached an agreement with Petróleo Brasileiro SA (“Petrobras”) of Brazil to jointly implement a feasibility study for producing bioethanol and related products in Brazil and exporting and selling them internationally. Mitsui aims to pursue with comprehensive cross-divisional efforts for the commercialization of biomass ethanol.

(c)	Implementation of global strategy

In accordance with our policy of strengthening our business strategy in the broad economic regions of Asia, Europe and the Americas, we introduced the Regional Business Unit system in April 2006. The Asia Business Unit is working in partnership with the Iron & Steel Raw Material and Non-Ferrous Business Unit of Mitsui’s Head office towards the acquisition of a 25% equity stake (equivalent to approximately ¥18 billion) in Erdos Electrical Power & Metallurgical Co., Ltd. of China’s Inner Mongolia Autonomous Region, with the aim of expanding our business in China.

(d)	Enhancing management systems to support growth

Section 404 of the U.S. Sarbanes-Oxley Act (“SOX 404”) has become applicable to Mitsui from the fiscal year ending March 31, 2007. Mitsui and its subsidiaries subject to SOX 404 have for the most part completed self-evaluation on internal controls over financial reporting, and audits by the independent auditor are steadily commencing.

With regard to the DPF incident, where Mitsui sold diesel particulate filters (“DPFs”) for diesel cars for which false data had been produced and submitted to the authorities, we completed the redemption of the DPFs in question. To ensure that we never forget the lessons learned from this incident, which caused major concern to all stakeholders including our customers and the related authorities, and seriously damaged our social trust, we continue to work vigorously to ensure that our compliance systems are thorough and robust.

(2)	Progress toward quantitative targets

(a)	Operating results for the year ending March 31, 2007

For the six-month period ended September 30, 2006, we recorded net income of ¥159.2 billion. Please also refer to “Highlights of Consolidated Financial Results for the Six-Month Period Ended September 30, 2006” for detailed information by operating segment.

For the year ending March 31, 2007, we are revising our outlook of net income to ¥300 billion. The year-on-year comparison of annual operating results by operating segment is provided as below:

•	The net income of the Iron & Steel Raw Materials and Non-Ferrous Metals Segment for the year ending March 31, 2007 under revised plan is ¥100 billion, an increase of ¥45.3 billion compared to the year ended March 31, 2006. This is primarily attributable to higher iron ore and copper prices; in addition this segment recorded one time gains on sales of shares in Toho Titanium Co., Ltd. and stake in Aluminium smelters in the United States by Mitalco, as part of the initiative to recycle existing assets.

•	The net income of the Energy Segment for the year ending March 31, 2007 under revised plan is ¥77 billion, an increase of ¥36.1 billion compared to the year ended March 31, 2006, mainly attributable to growing revenues at oil and gas producing operations reflecting higher oil price and the commencement of commercial production at the Enfield oil field in Western Australia in July 2006(*).

(*)	Mitsui E&P Australia Pty. Ltd. (“MEPAU”) owns interest in Enfield project. Mitsui, with its fiscal year ending on March 31, consolidates operating results of MEPAU whose fiscal year ends on December 31. Therefore, there is a 3 month time lag between the operating results of MEPAU and its reflection into our consolidated operating results. Namely, MEPAU’s operating results will be reflected in our consolidated operating results from the third quarter of the year ending March 31, 2007.

•	The net income of the Iron & Steel Products Segment and the Chemical Segment for the year ending March 31, 2007 under revised plan is ¥20 billion and ¥20 billion for both segments, increases of 0.6 billion and ¥7.9 billion, respectively, compared to the year ended March 31, 2006. The firm market conditions are supporting their steady results. Furthermore, the Chemical Segment recorded ¥9 billion (¥5 billion after tax) of Compensation and Other Charges Related to DPF Incident for the year ended March 31, 2006.

•	The net income of the Machinery & Infrastructure Projects Segment for the year ending March 31, 2007 under revised plan is ¥34 billion, an increase of ¥3.4 billion compared to the year ended March 31, 2006. The firm results are supported by automobile and vessel related operations, in addition, overseas power generation businesses also contribute to the improvement, which includes the expanding operations at IPM Eagle LLP.

•	We have revised the planned net income of the Foods & Retail Segment for the year ending March 31, 2007 as zero, an improvement of ¥3.2 billion compared to the year ended March 31, 2006. This segment reported a ¥3.2 billion net loss for the year ended March 31, 2006 reflecting net loss of ¥10.9 billion at MITSUI FOODS CO., LTD. For the year ending March 31, 2007, Mitsui Norin Co., Ltd. recorded ¥9.0 billion net loss due to impairment losses on goodwill and other intangible fixed assets in the first half, which causes slow down in recovery in the segment’s operating results.

In May 2006, we announced the outlook of the consolidated net income for the year ending March 31, 2007 as ¥240 billion. However, considering the favorable operating results in mineral resources and energy related businesses as mentioned above, we have revised it to ¥300 billion. The comparison table set forth below shows the assumption of the commodity prices and other parameters for the year ending March 31, 2007 with the impact of the commodity price movements on net income. As of end of the first half period, we observe positive price trends in mineral resources and crude oil compared to the beginning of this fiscal year.

		07/3 Revised Plan	07/3 Original Plan	06/3 Actual	Impact on Net Income
Crude Oil/JCC	US$/bbl	64	58	50	1.6	(US$1/bbl)
Iron Ore(*)	US$/ton	46	43	39	2.7	(US$1/ton)
Coal(**)	US$/ton	110	110	125	0.5	(US$1/ton)
Copper(***)	US$/ton	7,000	5,000	3,684	0.25	(US$100/ton)
Forex	¥/US$	113	110	113.93	1.6	(¥1/US$)
Interest	Yen				1.0	(Libor/0.1%)

(*)	Representative iron ore price (fine)
(**)	Representative metallurgical coal price
(***)	Yearly average LME price

(b)	Financial conditions as of September 30, 2006

Total assets as of September 30, 2006 was ¥9.4 trillion, an increase of ¥0.8 trillion from ¥8.6 trillion as of March 2006. The net debt-to-equity ratio (“DER”) was 1.69 times, the same level as March 31, 2006. The annualized ROE for the first half period was 18.1%, higher than 14.5% for the year ended March 31, 2006.

Net cash provided by operating activities for the six-month period ended September 30, 2006 was ¥36.0 billion, reflecting the steady growth of the operating income, while net cash used in investing activities was ¥232.0 billion, attributable to investments mainly in the energy and mineral resources businesses. As a result, free cash flow for the six-month period ended September 30, 2006 was net outflow of ¥196.0 billion. For the full year ending March 31, 2007, we expect that overall the similar trend of negative free cash flow will continue.

For further information, please see “Highlights of Consolidated Financial Results for the Six-Month period Ended September 30, 2006.”

2. Key topics

Sakhalin II project

The Sakhalin II Phase 2 Project continues to progress in accordance with the Production Sharing Agreement, and the construction work is now more than 80% complete towards the scheduled start of LNG delivery in summer 2008. In the meantime, Sakhalin Energy Investment Company Ltd. (“SEIC”) is closely working with the relevant authorities to resolve the environmental issues raised by the Ministry of Natural Resources of the Russian Federation.

3. Dividend policy

In order to maximize shareholder value we seek to maintain an optimal balance between (1) achieving sustainable growth through strategic investments in areas of our core strength and growth and (2) paying out cash dividends as direct compensation to shareholders. Specifically, we have set the target dividend payout ratio of 20% of consolidated net income, and through improving the performance of the company, we aim to steadily increase dividends from their current levels.

For the six-month period ended September 30, 2006, we decided to pay an interim dividend of ¥17 per share, ¥7 per share higher than the previous corresponding period. For the year ending March 31, 2007, we will closely review improvements in business performance with the aim of increasing dividends for the full year above current levels, based on the policy outlined above.

4. Share trading unit

Our capital market policy reflects the importance of securing long-term, stable shareholders and expanding our investor base. We carefully review the appropriateness of our minimum share trading unit and investor distribution on an annual basis.

Highlights of Consolidated Financial Results for the Six-Month Period

Ended September 30, 2006

1. Operating Results for the Six-Month Period Ended September 30, 2006

(1) Operating Environment

Against a backdrop of steady performance by the U.S. economy, broad-based expansion continued with China and other emerging economies continuing to post high growth, Europe shifting to a recovery trend and the Japanese economy performing well. In the United States, corporate profits remained robust and consumer spending continued to increase, and despite an easing in housing investment, which had been overheating, the economy performed steadily overall. China and other emerging economies continued to achieve high growth, driven by further expansions in capital investment and increases in exports.

This broad-based expansion of the global economy underpinned strong international commodities markets. Prices of crude oil, non-ferrous metals and other commodities reached record-high levels in the summer, and despite falling thereafter, remain at high levels. The global trend towards steadily higher interest rates continued, and in the United States, the raising of policy interest rates that began in 2004 continued during the first half of this fiscal year, while Europe and Japan also raised interest rates.

The Japanese economy continued its robust recovery. Exports continued to increase, bolstered by the global economic expansion and the weakening yen. Strong corporate sector results led to increased capital investment particularly in the digital home appliance field, while improvements in employment and wages led to firmer consumer spending.

(2) Summary of Operations for the Six-Month Period Ended September 30, 2006

An overview of the results of the operations for the six-month period ended September 30, 2006 is set forth below:

•	For the six-month period ended September 30, 2006, Mitsui & Co., Ltd. and its subsidiaries (“the Group”) recorded net income of ¥159.2 billion, an increase of ¥76.0 billion, or 91.3%, compared to ¥83.2 billion for the corresponding six-month period of the previous year, mainly attributable to the increase in gross profit and equity in earnings of associated companies. Overall operating segments except for the Foods & Retail Segment and the Lifestyle, Consumer Service and Information, Electronics & Telecommunication Segment recorded improved operating results primarily in mineral resources and energy related businesses, which benefited from a favorable economic environment.

•	The combined sum of net income and net loss from subsidiaries and associated companies for the six-month period ended September 30, 2006 was ¥135.0 billion, an improvement of ¥42.4 billion compared to ¥92.6 billion for the corresponding six-month period of the previous year. The combined sum of net loss from unprofitable subsidiaries and associated companies was ¥25.1 billion, primarily attributable to impairment losses on goodwill and intangible assets at Mitsui Norin Co., Ltd. and increased interest expenses for investment in the Sakhalin II project.

•	Total assets as of September 30, 2006 was ¥9.4 trillion, an increase of ¥0.8 trillion compared to ¥8.6 trillion as of March 31, 2006. As a result of increased retained earnings, the shareholders’ equity as of September 30, 2006 was ¥1.8 trillion, an increase of ¥0.1 trillion compared to ¥1.7 trillion as of March 31, 2006; and Net Debt to Equity Ratio (“Net DER”) as of September 30, 2006 was 1.69 times, same as that of March 31, 2006. The annualized return on equity (“ROE”) for the six-month period ended September 30, 2006 was 18.1%, compared to 14.5 % for the year ended March 31, 2006.

•	Net cash provided by operating activities for the six-month period ended September 30, 2006 was ¥36.0 billion, reflecting the steady growth of the operating income, while net cash used in investing activities was ¥232.0 billion, attributable to investments mainly in the energy and mineral resources businesses. As a result, free cash flow for the six-month period ended September 30, 2006 was net outflow of ¥196.0 billion.

2 Results of Operations

(1) Consolidated results of operations

Gross Profit

Gross profit for the six-month period ended September 30, 2006 was ¥427.8 billion, an increase of ¥52.6 billion, or 14.0%, compared to ¥375.2 billion for the corresponding six-month period of the previous year. This was due to the following factors:

•	Reflecting the rising prices of crude oil and mineral resources, the Group saw major growth in gross profit at oil and gas subsidiaries, Mitsui E&P Middle East B.V. (Netherlands), which develops and produces oil and gas in Oman, and Mittwell Energy Resources Pty., Ltd. (Australia), which sells crude oil and condensate and at iron ore mining subsidiary, Mitsui Iron Ore Development Pty. Ltd. (Australia).

•	Trading operations of energy derivatives, oil products, precious metals and foreign exchange showed strong performance. Gross profit increased primarily at Mitsui & Co. Energy Risk Management Ltd. (United Kingdom) in the Logistics & Financial Markets Segment and at Westport Petroleum, Inc. (United States) in the Americas Segment.

•	Business transactions in basic materials such as steel products and chemical products continued to show strong performance, reflecting firm overall market conditions, while the price fluctuation range varied by product. Overseas automotive-related subsidiaries, especially in Asia and the Americas, performed well.

•	Gross profit in the Foods & Retail Segment declined due to poor performance in Mitsui Norin Co., Ltd. and MITSUI FOODS CO., LTD.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the six-month period ended September 30, 2006 were ¥285.0 billion, an increase of ¥25.8 billion, or 10.0%, compared to ¥259.2 billion for the corresponding six-month period of the previous year.

•	Personnel expenses increased by ¥14.0 billion compared to the corresponding six-month period of the previous year. The principal factors for the increase were increases in trader bonuses paid at Mitsui & Co. Energy Risk Management Ltd. (United Kingdom) and Westport Petroleum, Inc. (United States).

•	Selling, general and administrative expenses other than personnel and communication and information expenses increased by ¥9.0 billion compared to the corresponding six-month period of the previous year, reflecting expanding operations of subsidiaries particularly in the automotive-realted businesses and the communication and information businesses.

Provision for Doubtful Receivables

Provision for doubtful receivables for the six-month period ended September 30, 2006 was ¥1.6 billion, an increase of ¥0.4 billion, or 33.3%, compared to ¥1.2 billion for the corresponding six-month period of the previous year. Total provision for both periods consisted of individually small ones. In the six-month period ended September 30, 2006, provision for doubtful receivables increased at P.T. Bussan Auto Finance (Indonesia), a retail finance company for motorcycles, reflecting expanding operations. In the six-month period ended September 30, 2005, provision for doubtful receivables was recorded at Mitsui Bussan Forestry Co., Ltd. (Japan).

Interest Expense, Net of Interest Income

Interest expense, net of interest income for the six-month period ended September 30, 2006 was ¥17.9 billion, an increase of ¥8.1 billion, or 82.7%, compared to ¥9.8 billion for the corresponding six-month period of the previous year, mainly due to the increase in interest bearing debt which was used to fund the increasing investments in energy resources developments such as the Sakhalin II project as well as the rising U.S. dollar interest rates. For further information of interest bearing debt as of September 30, 2006, please see “3. Financial Conditions.”

For the reference of short term interest levels, the periodic average of 3 month Libor of Japanese Yen and U.S. dollar as of month end dates for the six-month period ended September 30, 2006 and 2005 are provided below.

Periodic average of 3 month Libor (%p.a.)

	Six-Month Period Ended Sept. 30,
	2006	2005
Japanese Yen	0.33	0.06
U.S. Dollar	5.35	3.62

Dividend Income

Dividend income for the six-month period ended September 30, 2006 was ¥28.1 billion, an increase of ¥12.0 billion, or 74.5%, compared to ¥16.1 billion for the corresponding six-month period of the previous year.

Dividends from LNG projects in Abu Dhabi, Qatar and Oman were ¥15.7 billion, an increase of ¥10.0 billion from the six-month period ended September 30, 2005.

Gain on Sales of Securities

Gain on sales of securities for the six-month period ended September 30, 2006 was ¥26.5 billion, an increase of ¥12.4 billion, or 87.9%, compared to ¥14.1 billion for the corresponding six-month period of the previous year. In the six-month period ended September 30, 2006, the Group recorded a gain on the sales of shares in Toho Titanium Co., Ltd. (Japan). In the six-month period ended September 30, 2005, the Group recorded a gain from the exchange of shares of Seven & i Holdings Co., Ltd, one of Japan’s leading diversified retailers, and gains on the sales of shares in P.T. Excelcomindo Pratama, Tbk. in Indonesia, a mobile communication carrier, and Telepark Corp. (Japan), a subsidiary engaged in sales of mobile devices and fixed telecommunication lines.

Loss on Write-Down of Securities

The loss on write-down of securities for the six-month period ended September 30, 2006 was ¥3.2 billion, a decrease of ¥0.3 billion, or 8.6%, compared to ¥3.5 billion for the corresponding six-month period of the previous year. Loss on write-down of securities for both periods consisted of individually small amount of losses.

Gain on Disposal or Sales of Property and Equipment—Net

Gain on disposal or sales of property and equipment—net for the six-month period ended September 30, 2006 was ¥1.2 billion, an increase of ¥1.0 billion compared to ¥0.2 billion for the corresponding six-month period of the previous year. Gain on disposal or sales of property and equipment—net for both periods consisted of individually small amount of gains and losses.

Impairment Loss of Long-Lived Assets

Impairment loss of long-lived assets for the six-month period ended September 30, 2006 was ¥10.0 billion, an increase of ¥5.2 billion, or 108.3%, compared to ¥4.8 billion for the corresponding six-month period of the previous year. The main elements of losses for the six-month period ended September 30, 2006 was impairment losses on intangible assets of Mitsui Norin Co., Ltd. (Japan) due to deterioration of operating environment. The main elements for the corresponding six-month period of the previous year included impairment losses on land and facilities of MITSUI FOODS, CO., LTD (Japan) which would be idle as a result of reorganization of distribution bases.

Compensation and Other Charges Related to the DPF Incident

For the six-month period ended September 30, 2006, Mitsui recorded a 3.9 billion gain by liquidating accounts payables which has set up based on estimated cost for compensation and other charges following completion DPF redemption. For the six-month period ended September 30, 2005, Mitsui recorded ¥9.0 billion charges as additional user response costs.

Other Expense—Net

Other expense—net for the six-month period ended September 30, 2006 was ¥22.3 billion, an increase of ¥22.0 billion, compared to ¥0.3 billion for the corresponding six-month period of the previous year due mainly to:

•	impairment losses on goodwill of Mitsui Norin Co., Ltd. (Japan); and

•	estimated costs at Mitsui Bussan House-Techno, Inc. (Japan) including future maintenance services due to its decision to withdraw from construction and marketing of home units.

Other expense—net for the six-month period ended September 30, 2005 consisted of miscellaneous small expenses.

Minority Interests in Earnings of Subsidiaries

Minority interests in earnings of subsidiaries for the six-month period ended September 30, 2006 was ¥5.2 billion, a decrease of ¥3.8 billion, or 42.2%, compared to ¥9.0 billion for the corresponding six-month period of the previous year. Major factors of this decrease were as below:

•	For the six-month period ended September 30, 2006, Mitsui Norin Co., Ltd. recorded loss from continuing operations before tax reflecting significant impairment losses as mentioned above.

•	Subsidiaries engaged in mineral resources businesses which have minority interest recorded increases in net income from continuing operations before tax.

Equity in Earnings of Associated Companies—Net

Equity in earnings of associated companies—net (after income tax effect) for the six-month period ended September 30, 2006 was ¥74.5 billion, a significant increase of ¥35.7 billion, or 92.0%, compared to ¥38.8 billion for the corresponding six-month period of the previous year. This was mainly attributable to the strong performance of mineral resources and energy related associated companies due to higher market prices for iron ore, copper and crude oil. These companies included Companhia Minera Dona Ines de Collahuasi SCM (Chile), a copper mining joint venture, Valepar S.A. (Brazil), a controlling shareholder of mineral resources company Companhia Vale do Rio Doce in Brazil, Mitsui Oil Exploration Co., Ltd. (Japan), a production company of gas and crude oil mainly in offshore Thailand and Japan Australia LNG (MIMI) Pty. Ltd. (Australia), an LNG and oil development associated company. In addition, IPM Eagle LLP (United Kingdom), an overseas independent power producer, recorded an increase due to expansion of its power producing operations in United Kingdom.

Income from Discontinued Operations—Net

Income from discontinued operations—net (after income tax effect) for the six-month period ended September 30, 2006 was a ¥3.3 billion income, an improvement of ¥4.1 billion from a ¥0.8 billion loss for the corresponding six-month period of the previous year. The primary component of discontinued operations for the six-month period ended September 30, 2006 was Mitalco, Inc. (United States), an aluminum smelting subsidiary, which sold its stake in aluminum smelters and recorded a gain from the transactions.

As a result of these developments, for the six-month period ended September 30, 2006, the Group recorded net income of ¥159.2 billion, an increase of ¥76.0 billion, or 91.3%, compared to ¥83.2 billion for the corresponding six-month period of the previous year.

Mitsui was under an audit by the Tokyo Regional Taxation Bureau with regard to transfer price taxation in connection with the North West Shelf LNG Project in Western Australia for the period of six fiscal years from the year ended March 31, 2000 to the year ended March 31, 2005. On June 30, 2006, Mitsui received a notice of tax assessment from the Tax Regional Taxation Bureau for the one year ended March 31, 2000. According to the notice of tax assessment, the taxable income was corrected by ¥4.9 billion and the additional tax liabilities for the Corporation Tax, Enterprise Tax and Inhabitant Tax, including penalties and interests, were ¥2.4 billion. These additional taxes and charges were reflected into the operating results for the six-month period ended September 30, 2006.

Mitsui is entirely unconvinced by the basis of tax assessment for this matter and filed an appeal to the Tokyo Regional Tax Bureau in August 2006. In addition, Mitsui is preparing a request for a mutual agreement procedure pursuant to the provision in the double taxation treaty between Japan and Australia. The tax authorities of both countries have already started to exchange the relevant information for the discussion regarding proper taxation on the natural resources development businesses. Considering the situation, Mitsui expects that effort to avoid a double taxation on this project will be carefully made through the mutual agreement procedure.

(2) Operating Results by Operating Segment

Iron & Steel Products Segment

Gross profit for the six-month period ended September 30, 2006 was ¥27.8 billion, an increase of ¥0.2 billion compared to ¥27.6 billion for the corresponding six-month period of the previous year. The overall firm steel products market conditions continued, reflecting active global demand mainly due to recovery of the Chinese market and steady domestic economy. High-end products such as steel tubular products for oil and gas development and steel plates for automobiles and shipbuilding especially contributed to high level of gross profit.

Operating income for the six-month period ended September 30, 2006 was ¥12.3 billion, a decrease of ¥0.6 billion compared to ¥12.9 billion for corresponding six-month period of the previous year. Increase in selling, general and administrative expenses, mainly at domestic subsidiaries, outweighed the above-mentioned increase in gross profit.

Equity in earnings of associated companies for the six-month period ended September 30, 2006 was ¥1.4 billion, a decrease of ¥0.2 billion compared to ¥1.6 billion for the corresponding six-month period of the previous year, due to decreases at foreign associated companies.

Reflecting the above, net income for the six-month period ended September 30, 2006 was ¥9.4 billion, a ¥0.1 billion increase compared to ¥9.3 billion for the corresponding six-month period of the previous year. Gains on sales of securities and dividend income from a steel manufacturer in Thailand contributed to net income, offsetting the decreases in operating income and equity in earnings of associated companies.

Iron & Steel Raw Materials and Non-Ferrous Metals Segment

Gross profit for the six-month period ended September 30, 2006 was ¥57.8 billion, an increase of ¥2.4 billion compared to ¥55.4 billion for the corresponding six-month period of the previous year. Main elements of the increase were as follows:

•	Reflecting tight supply and demand balance in Asia, especially in China, iron ore prices under long-term contracts for the year ending March 31, 2007 rose by 19 % compared to the year ended March 31, 2006. This resulted in increases in gross profit at Mitsui Iron Ore Development Pty. Ltd. (Australia) by ¥5.4 billion compared to the six-month period ended September 30, 2005.

•	The long-term contract prices for representative Australian metallurgical coal declined by approximately 10 % for the year ending March 31, 2007. In addition to this price decline, surging material and fuel cost resulted in a ¥4.5 billion decline in gross profit at Mitsui Coal Holdings Pty. Ltd. (Australia), compared to the six-month period ended September 30, 2005.

Operating income for the six-month period ended September 30, 2006 was ¥45.7 billion, an increase of ¥0.9 billion compared to ¥44.8 billion for the corresponding six-month period of the previous year.

Equity in earnings of associated companies for the six-month period ended September 30, 2006 was ¥31.7 billion, a significant increase of ¥22.2 billion compared to ¥9.5 billion for the corresponding six-month period of the previous year. Major factors were as follows:

•	Companhia Minera Dona Ines de Collahuasi SCM (Chile) recorded an increase of ¥12.1 billion compared to the six-month period ended September 30, 2005, due to the rise of copper price as well as a tax effect on its retained earnings for the additional Chilean tax charged to dividend recipients for the six-month period ended September 30, 2005.

•	Supported by higher market prices of their products, Valepar S.A. (Brazil) recorded a ¥7.5 billion increase, including a ¥5.6 billion of a gain on issuance of stock by Companhia Vale do Rio Doce in exchange for Caemi stock.

Net income for the six-month period ended September 30, 2006 was ¥62.2 billion, a ¥36.2 billion increase compared to ¥26.0 billion for the corresponding six-month period of the previous year. Other factors of this increase included a ¥14.2 billion gain on the sale of shares in Toho Titanium Co., Ltd. (Japan) and a gain on the sale of stake in aluminum smelters at Mitalco, Inc. (United States).

Machinery & Infrastructure Projects Segment

Gross profit for the six-month period ended September 30, 2006 was ¥47.0 billion, an increase of ¥5.4 billion compared to ¥41.6 billion for the corresponding six-month period of the previous year. While decreasing in the overseas plant project businesses, gross profit rose at P.T. Bussan Auto Finance (Indonesia) and overseas subsidiaries engaged in the automotive-related businesses in Americas and Europe.

Operating income for the six-month period ended September 30, 2006 was ¥7.2 billion, a decrease of ¥2.5 billion compared to ¥9.7 billion for the corresponding six-month period of the previous year. In the automotive-related businesses, selling, general and administrative expenses and provision for doubtful receivables increased, partly offsetting increase in their gross profit. There were also increases from newly acquired subsidiaries mainly in the infrastructure project businesses.

Equity in earnings of associated companies for the six-month period ended September 30, 2006 was ¥13.1 billion, an increase of ¥6.6 billion compared to ¥6.5 billion for the corresponding six-month period of the previous year. In the overseas power producing businesses including IPM Eagle LLP (United Kingdom) and P.T. Paiton Energy (Indonesia), equity in earnings recorded an increase of ¥4.0 billion, compared to the six-month period ended September 30, 2005. The increase in earnings at IPM Eagle LLP included contribution from the Saltend Power Plant acquired in the third quarter of the year ended March 31, 2006.

Net income for the six-month period ended September 30, 2006 was ¥18.0 billion, an increase of ¥5.2 billion compared to ¥12.8 billion for the corresponding six-month period of the previous year, principally due to the increase in equity in earnings.

Chemical Segment

For the six-month period ended September 30, 2006, gross profit was ¥51.4 billion, an increase of ¥5.3 billion compared to ¥46.1 billion for the corresponding six-month period of the previous year. The major factors were as follows:

•	Supported by the steady ammonia market, P.T. Kaltim Pasifik Amoniak (Indonesia) reported increases in gross profit.

•	Gross profit increased at Novus International, Inc. (United States), a feed additive manufacturing subsidiary which has still been suffering from high raw materials cost, because of reversal effects of the losses associated with the hurricanes which hit the United States for the six-month period ended September 30, 2005.

•	Mitsui recorded increases in gross profit in business transactions of IT related components and parts, plastics and inorganic raw materials such as salt and sulfur, reflecting increasing demand of those materials especially in Asia.

Operating income for the six-month period ended September 30, 2006 was ¥16.9 billion, an increase of ¥2.1 billion compared to ¥14.8 billion for the corresponding six-month period of the previous year. In addition to increases in selling, general and administrative expenses, provision for doubtful receivables increased at Fertilizantes Mitsui S.A. Industria e comercio (Brazil).

Equity in earnings of associated companies for the six-month period ended September 30, 2006 was ¥2.6 billion, an increase of ¥0.5 billion compared to ¥2.1 billion for the corresponding six-month period of the previous year, mainly due to the contribution of International Methanol Company (Saudi Arabia) which is engaged in methanol manufacturing operations, supported by steady market environment.

Net income for the six-month period ended September 30, 2006 was ¥10.4 billion, an increase of ¥8.1 billion compared to ¥2.3 billion for the corresponding six-month period of the previous year. In addition to the increases in operating income and equity in earnings of associated companies, Mitsui recorded a ¥3.9 billion gain by liquidating accounts payables which had been set up based on estimated cost for compensation and other charges related to the DPF incident during past years as a result of completion of redemption of the relevant DPFs. It recorded a ¥9.0 billion user response charge for the six month period ended September 30, 2005.

Energy Segment

Average crude oil prices (JCC: Japan Crude Cocktail), which have bee reflected in revenues of the Mitsui’s oil and gas producing subsidiaries and associated companies, rose to U.S.$63 per barrel in average for the six-month period ended September 30, 2006 from U.S.$44 per barrel for the corresponding six-month period of the previous year.

Gross profit for the six-month period ended September 30, 2006 was ¥45.3 billion, an increase of ¥12.0 billion compared to ¥33.3 billion for the corresponding six-month period of the previous year mainly due to the following factors:

•	Rising crude oil prices resulted in an increase in gross profit of overseas subsidiaries engaged in the development and production of oil and gas, such as Mitsui E&P Middle East B.V. (Netherlands) operating in Oman by ¥2.6 billion and Mittwell Energy Resources Pty., Ltd. (Australia) by ¥2.1 billion.

•	This segment recorded increases in gross profit for oil products trading at Mitsui and Mitsui Oil (Asia) Pte. Ltd. (Singapore) by combined sum of ¥5.7 billion reflecting the strong demand in China and other Asian countries and higher crude oil prices.

•	Mitsui Oil Co., Ltd. (Japan), a domestic petroleum products wholesale and retail subsidiaries, recorded an increase of ¥3.0 billion. For the corresponding six-month period of the previous year it saw rising costs reflecting the higher crude oil prices and deterioration of its profit, however, for the six-month period ended September 30, 2006, it successfully raised the sales price of the products and recovered profitability.

Operating income for the six-month period ended September 30, 2006 was ¥29.1 billion, an increase of ¥13.6 billion compared to ¥15.5 billion for the corresponding six-month period of the previous year, reflecting the increase in gross profit.

Reflecting higher crude oil prices, equity in earnings of associated companies for the six-month period ended September 30, 2006 was ¥17.9 billion, an increase of ¥3.8 billion compared to ¥14.1 billion for the corresponding six-month period of the previous year. The increase was mainly attributable to Japan Australia LNG (MIMI) Pty. Ltd. (Australia), which is involved in natural gas, crude oil and condensate exploration, development and marketing in Western Australia and Mitsui Oil Exploration Co., Ltd. (Japan), which is mainly engaged in the production of gas and crude oil in offshore Thailand.

Net income for the six-month period ended September 30, 2006 was ¥32.4 billion, a significant increase of ¥18.2 billion compared to ¥14.2 billion for the corresponding six-month period of the previous year. In addition to the increases in operating income and equity in earnings, following factors contributed to this improvement:

•	Interest expenses related to the Sakhalin II project increased by ¥4.6 billion due to an increase in interest bearing debt which was used to fund the increasing investments in Sakhalin Energy Investment Company Ltd. (Bermuda) and an increase in U.S. dollar interest rates.

•	Dividends from LNG projects in Abu Dhabi, Qatar and Oman were ¥15.7billion, an increase of ¥10.0 billion compared to ¥5.7 billion for the corresponding six-month period of the previous year.

•	This segment significantly increased repatriation of undistributed earnings from overseas subsidiaries and associated companies for the corresponding six-month period of the previous year. The increased dividends received from those overseas companies resulted in a large increase in Japanese income tax expenses at Mitsui.

Foods & Retail Segment

Gross profit for the six-month period ended September 30, 2006 was ¥40.6 billion, a decrease of ¥1.9 billion compared to ¥42.5 billion for the corresponding six-month period of the previous year. The major factors to this decline were as follows:

•	Gross profit of MITSUI FOODS CO., LTD. (Japan) decreased by ¥2.1 billion, principally attributable to the termination of business relations with The Daiei, Inc, a Japanese national retailer.

•	Gross profit of Mitsui Norin Co., Ltd. (Japan) decreased by ¥1.2 billion due to a decline in demand and intensifying competition in both beverage and beverage materials.

•	Mitsui recorded an increase in the businesses of frozen food materials and food materials such as raw sugar and canola.

Operating income for the six-month period ended September 30, 2006 was ¥7.1 billion, an increase of ¥1.1 billion compared to ¥6.0 billion for the corresponding six-month period of the previous year. There was a reduction in personnel expenses at MITSUI FOODS CO., LTD. (Japan) as a result of voluntary retirement program implemented during the year ended March 31, 2006.

Equity in earnings of associated companies for the six-month period ended September 30, 2006 was ¥1.5 billion, a ¥0.2 billion decrease compared to ¥1.7 billion for the corresponding six-month period of the previous year.

This segment recorded net loss of ¥4.2 billion for the six-month period ended September 30, 2006, a ¥7.8 billion deterioration compared to ¥3.6 billion net income for the corresponding six-month period of the previous year. This decline was mainly attributable to the following reasons:

•	Due to deterioration of operating environment, Mitsui Norin Co., Ltd. recorded impairment losses on intangible assets and goodwill of ¥16.5 billion and ¥7.8 billion, respectively. These losses were partly offset by the associated improvement in minority interests in earnings of subsidiaries.

•	For the corresponding six-month period of the previous year , this segment recorded a ¥4.2 billion gain from the exchange of shares of Ito-Yokado Co., Ltd. and Seven-Eleven Japan Co., Ltd., for newly issued shares of Seven & I Holdings Co., Ltd., one of Japan’s leading diversified retailers.

Lifestyle, Consumer Service, Information, Electronics and Telecommunication Segment

Gross profit for the six-month period ended September 30, 2006 was ¥61.9 billion, an increase of ¥1.1 billion compared to ¥60.8 billion for the corresponding six-month period of the previous year. In the lifestyle business fields, gross profit decreased due to overall poor performance in apparel businesses; however, it recorded increase in IT related business fields and consumer service business fields.

Operating income for the six-month period ended September 30, 2006 was ¥7.0 billion, a decrease of ¥ 3.0 billion compared to ¥10.0 billion for the corresponding six-month period of the previous year. The above-mentioned improvement in gross profit was outweighed by increases in selling, general and administrative expenses primarily related to IT related business operations.

Equity in earnings of associated companies for the six-month period ended September 30, 2006 was ¥3.5 billion, an increase of ¥2.7 billion compared to ¥0.8 billion for the corresponding six-month period of the previous year. A television shopping service company QVC JAPAN, INC. (Japan) and a food catering service company AIM Services Co., Ltd. (Japan) contributed to this improvement.

Net income for the six-month period ended September 30, 2006 was ¥3.3 billion, a decrease of ¥2.3 billion compared to ¥5.6 billion for the corresponding six-month period of the previous year. Major reasons other than the above-mentioned factors were as follows:

•	Mitsui Bussan House-Techno, Inc. (Japan), which decided on discontinuing housing business during the six-month period ended September 30, 2006, recorded estimated costs of ¥5.4 billion to meet future requirement for product warranties and maintenance services. At the same time it recorded gain from liquidation of valuation allowance for deferred tax assets on its retained loss.

•	For the corresponding six-month period of the previous year, there were gains on sales of shares in PT Excelcomindo Pratama, Tbk in Indonesia and Telepark Corp. (Japan) amounting to ¥2.0 billion and ¥1.3 billion, respectively.

•	For the year ended March 31, 2006, Mitsui received ¥2.0 billion dividend from an investment company related to gains on the sales of interests in telecommunication companies in Africa.

Logistics & Financial Markets Segment

For the six-month period ended September 30, 2006, gross profit was ¥30.6 billion, an increase of ¥10.5 billion compared to ¥20.1 billion for the corresponding six-month period of the previous year. Derivative commodities and other trading activities such as energy derivative at Mitsui & Co. Energy Risk Management Ltd. (United Kingdom) showed strong performance seizing opportunities for return under volatile market during the six-month period ended September 30, 2006.

Operating income for the year ended March 31, 2006 was ¥12.8 billion, an increase of ¥ 6.7 billion compared to ¥6.1 billion for the corresponding six-month period of the previous year. The above-mentioned increase in gross profit was partly offset by increase in performance linked bonuses to traders at Mitsui & Co. Energy Risk Management Ltd.

Equity in earnings of associated companies for the six-month period ended September 30, 2006 was ¥0.9 billion, a ¥0.9 billion decrease compared to ¥1.8 billion for the corresponding six-month period of the previous year.

As a result, net income for the six-month period ended September 30, 2006 was ¥6.4 billion, an increase of ¥1.2 billion compared to ¥5.2 billion for the corresponding six-month period of the previous year.

Americas Segment

Gross profit for the six-month period ended September 30, 2006 was ¥31.9 billion, an increase of ¥7.8 billion compared to ¥24.1 billion for the corresponding six-month period of the previous year. An oil products trading subsidiary Westport Petroleum, Inc. (United States) recorded an increase of ¥5.4 billion and Mitsui Steel Holdings, Inc. (United States) recorded an increase reflecting the firm steel product market.

Operating Income for the six-month period ended September 30, 2006 was ¥11.7 billion, an increase of ¥6.4 billion compared to ¥5.3 billion for the corresponding six-month period of the previous year, reflecting the increase in gross profit, which was partly offset by higher trader bonuses at Westport Petroleum, Inc.

Net income for the six-month period ended September 30, 2006 was ¥9.1 billion, an increase of ¥5.1 billion compared to ¥4.0 billion for the year ended March 31, 2005. The increase in operating income was partly offset by increases in interest expenses at Mitsui & Co. (U.S.A.), Inc. and its subsidiaries resulting from a rise in U.S. dollar interest rates.

Europe Segment

Gross profit for the six-month period ended September 30, 2006 was ¥10.8 billion, an increase of ¥0.3 billion compared to ¥10.5 billion for the corresponding six-month period of the previous year. Steel pipes and organic chemical trading businesses showed firm performance.

Operating income for the six-month period ended September 30, 2006 was ¥1.7 billion, a ¥1.0 billion decrease compared to ¥2.7 billion for the corresponding six-month period of the previous year, reflecting the increase mainly in personnel expenses.

Net income for the six-month period ended September 30, 2006 was ¥2.0 billion, a decrease of ¥0.7 billion compared to ¥2.7 billion for the corresponding six-month period of the previous year.

Asia Segment

Gross profit for the six-month period ended September 30, 2006 was ¥13.1 billion, an increase of ¥0.7 billion compared to ¥12.4 billion for the corresponding six-month period of the previous year. The chemical businesses at the Singapore branch showed firm performance.

Operating income for the six-month period ended September 30, 2006 was ¥4.4 billion, a decrease of ¥0.8 billion compared to ¥5.2 billion for the corresponding six-month period of the previous year, reflecting the increase mainly in personnel expenses.

Net income for the six-month period ended September 30, 2006 was ¥3.7 billion, a decrease of ¥0.9 billion compared to ¥4.6 billion for the corresponding six-month period of the previous year.

Other Overseas Segment

Net income for the six-month period ended September 30, 2006 was ¥6.7 billion, the same level as the corresponding six-month period of the previous year. The segment’s minority interests in Mitsui Iron Ore Development Pty. Ltd. (Australia) increased, however, declined in Mitsui Coal Holdings Pty. Ltd. (Australia). Please refer to the relevant discussion in the Iron & Steel Raw Materials and Non-Ferrous Metals Segment above.

3. Financial Conditions

(1) Assets, Liabilities and Shareholders’ Equity

Total assets as of September 30, 2006 were ¥9,382.1 billion, an increase of ¥808.5 billion compared to ¥8,573.6 billion as of March 31, 2006.

Current assets as of September 30, 2006 were ¥5,156.5 billion, an increase of ¥409.7 billion compared to ¥4,746.8 billion as of March 31, 2006, mainly attributable to:

•	a ¥141.1 billion increase in marketable securities such as commercial paper at Mitsui; and

•	increases in trade receivables, inventories and derivative assets primarily at the Energy Segment, the Iron & Steel Raw Materials and Non-Ferrous Metals Segment and the Chemical Segment, reflecting higher market prices and increased business transactions.

Total current liabilities as of September 30, 2006 were ¥4,085.5 billion, an increase of ¥574.6 billion compared to ¥3,510.9 billion as of March 31, 2006, primarily because of increases in:

•	short-term debt by ¥232.0 billion at Mitsui and overseas financial subsidiaries; and

•	trade payables and derivative liabilities corresponding to increases in the above-mentioned current assets.

As a result, working capital, or current assets minus current liabilities, as of September 30, 2006 was ¥1,071.0 billion, a decrease of ¥164.9 billion compared to ¥1,235.9 billion as of March 31, 2006.

(*)	Net interest bearing debt

The sum of total investments and non-current receivables, property and equipment—at cost, intangible assets less accumulated amortization, deferred tax assets—non current and other assets as of September 30, 2006 totaled ¥4,225.6 billion, a ¥398.9 billion increase compared to ¥3,826.7 billion as of March 31, 2006, mainly due to the following factors:

•	Within total investments and non-current receivables, investments in and advances to associated companies as of September 30, 2006 was ¥1,471.6 billion, a ¥171.0 billion increase compared to ¥1,300.6 billion as of March 31, 2006. Major components were:

-	the Sakhalin II project for ¥47.0 billion (including effect from foreign exchange translation of ¥2.1 billion);

-	the acquisition of Gaspart and other gas distribution operations in Brazil for ¥30.3 billion; and

-	acquisition of newly-issued shares of Toyo Engineering Corporation for ¥10.3 billion.

In addition to the above-mentioned increases, there were increases which do not involve cash outflow such as:

-	increases in equity in earnings (before tax effect) of ¥53.9 billion (net of ¥54.3 billion dividends received from associated companies);

-	a ¥10.7 billion net improvement in foreign exchange translation cumulative adjustments; and

-	a net decrease of ¥4.1 billion in unrealized holding gains and losses on available-for-sale securities held by associated companies.

Other investments were ¥964.8 billion, a ¥29.1 billion increase compared to ¥935.7 billion as of March 31, 2006. This was due to purchases of shares in Nippon Steel Corporation for ¥10.0 billion and Brightstar Corp of the United States for ¥5.8 billion; and investment in partnership which owns Skylark Co., Ltd., restaurant chains in Japan, for ¥ 10.0 billion.

•	Property and equipment—at cost as of September 30, 2006 was ¥873.5 billion, an increase of ¥127.3 billion compared to ¥746.2 billion as of March 31, 2006. Major components were:

-	the newly acquired oil and gas project in the offshore Gulf of Mexico for ¥58.2 billion (including effect from foreign exchange translation of ¥1.9 billion);

-	the oil and gas projects of Enfield and Vincent oil filed in Australia, Tui oil field in New Zealand and oil and gas project in Oman in total for ¥32.7 billion (including effect from foreign exchange translation of ¥1.8 billion);

-	the iron ore and coal mining projects in Australia for ¥29.8 billion (including effect from foreign exchange translation of ¥6.3 billion); and

-	the Onslow salt field in Australia for ¥10.4 billion.

Long-term debt, less current maturities as of September 30, 2006 was ¥2,699.3 billion, an increase of ¥40.6 billion compared to ¥2,658.7 billion as of March 31, 2006 mainly due to a ¥13.9 billion increase in borrowings from financial institutions associated with funding for the acquisition of leased assets at rolling stock leasing subsidiaries.

Shareholders’ equity as of September 30, 2006 was ¥1,834.2 billion, an increase of ¥156.3 billion compared to ¥1,677.9 billion as of March 31, 2006, primarily due to the increase in retained earnings by ¥135.0 billion and net improvement in foreign currency translation adjustments by ¥26.8 billion as a result of stronger U.S. dollar and Australian dollar against Japanese Yen.

As a result of the above, shareholders’ equity to total assets ratio as of September 30, 2006 was 19.5%, a 0.1 percentage point decline compared to 19.6 % as of March 31, 2006. Net interest bearing debt, or interest bearing debt minus cash and cash equivalents and time deposits as of September 30, 2006 was ¥3,102.3 billion, an increase of ¥271.7 billion compared to ¥2,830.6 billion as of March 31, 2006. Net debt-to-equity ratio as of September 30, 2006 was 1.69 times, the same level as March 31, 2006.

Net Debt-to-Equity Ratio

The Group refer to “Net Debt-to-Equity Ratio” (“Net DER”) in this flash report. Net DER is comprised of “net interest bearing debt” divided by shareholders’ equity.

“Net interest bearing debt” is defined as adjusted interest bearing debt described as below less cash and cash equivalents and time deposits. The Group’s interest bearing debt primarily consists of long term debt, less current maturities, which are not readily repayable. In order to flexibly meet capital requirements and to prepare for future debt-service requirements in case of unforeseen deteriorations in financial markets, currently the Group holds a relatively high level of cash and cash equivalents reflecting the current financial market conditions and future capital requirements.

Under this policy, Net DER is a useful internal measure for the Group’s management to review the balance between:

•	the Group’s capacity to meet debt repayments; and

•	leverage to improve return on equity in the Group’s capital structure.

To calculate the Group’s adjusted interest bearing debt, the following are the eliminating factors:

•	accounts payables, derivative liabilities and others;

•	capital lease obligations; and

•	SFAS No. 133 fair value adjustment.

The Group eliminates of SFAS No. 133 fair value adjustment because Japanese investors usually evaluate Net DER of other general trading companies in this manner.

This measure does not recognize the fact that cash and cash equivalents and time deposits may not be available completely for debt repayments, but cash and cash equivalents and time deposits may be required for operational needs including certain contractual obligations or capital expenditure.

“Net interest bearing debt” and “Net DER” are presented in the table below.

	Billions of Yen
	End of Sep. 2006	End of Mar. 2006
Short-term debt	¥772.8	¥540.8
Long-term debt	3,058.7	3,011.9
Less eliminating factors included in long-term debt:
Capital lease obligations and others	(24.0)	(25.7)
Less SFAS No. 133 fair value adjustment	9.6	37.7

Adjusted interest bearing debt	3,817.1	3,564.7
Less cash and cash equivalents and time deposits	(714.8)	(734.1)

Net interest bearing debt	¥3,102.3	¥2,830.6

Shareholders’ equity	¥1,834.2	¥1,677.9

Net DER (times)	1.69	1.69

(2) Cash Flows

•	Net cash provided by operating activities for the six-month period ended September 30, 2006 was ¥36.0 billion, a slight increase of ¥2.0 billion compared to ¥34.0 billion for the corresponding period of the previous year. While operating income grew steadily, the Group recorded significant increase in trade receivables and inventories for the six-month period ended September 30, 2006.

•	Net cash used in investing activities for the six-month period ended September 30, 2006 was ¥232.0 billion, a ¥47.4 billion increase compared to ¥184.6 billion for the corresponding six-month period of the previous year. The outflow of cash that corresponded to the above-mentioned acquisition of assets included investments in:

-	the newly acquired oil and gas project in the offshore Gulf of Mexico for ¥53.2 billion(*);

-	the Sakhalin II project for ¥44.9 billion (*);

-	Gaspart and other gas distribution operations in Brazil for ¥27.5 billion (*);

-	iron ore and coal mining projects in Australia for ¥26.7 billion (*);

-	the oil and gas projects of Enfield and Vincent oil filed in Australia, Tui oil field in New Zealand and oil and gas project in Oman in total for ¥21.9 billion (*);

-	Onslow salt field in Australia for ¥7.0 billion (*);

-	acquisition of newly-issued shares of Toyo Engineering Corporation for ¥10.3 billion; and

-	purchase of shares in Nippon Steel Corporation for ¥10.0 billion and investment in partnership which owns Skylark Co., Ltd., restaurant chains in Japan, for ¥ 10.0 billion.

On the other hand, Mitsui obtained ¥16.5 billion through the sale of shares in Toho Titanium Co., Ltd.

As a result, free cash flow, or sum of net cash provided by operating activities and net cash provided by investing activities, for the six-month period ended September 30, 2006 was net outflow of ¥196.0 billion, a ¥45.4 billion increase in net outflow compared to ¥150.6 billion outflow for the corresponding six-month period of the previous year.

•	During the six-month period ended September 30, 2006, net cash inflow by short-term debt was ¥210.1 billion, which was mainly raised by Mitsui and overseas subsidiaries. Net cash inflow raised by long-term debt was insignificant. Thus, net cash provided by financing activities was ¥202.7 billion after the payments of cash dividends by ¥24.1 billion and for the acquisition of treasury stock.

As a result, cash and cash equivalents as of September 30, 2006 were ¥706.5 billion, a ¥9.4 billion increase compared to ¥697.1 billion as of March 31, 2006.

(*)	Cash flows in foreign currencies were translated into yen using the average foreign exchange rates during the year, and therefore differ from the amounts appearing in “Assets, Liabilities and Shareholders’ Equity” as above, which were translated by the current rate as of September 30, 2006.

4. Risk Factors

You should note that the risk factors set forth below do not represent all the Group’s risk factors, and changes in economic and other conditions could lead to outcomes that differ from those presented below.

(1) Risk factors derived from changes in market environments

The following are typical risk factors derived from changes in market environments.

The decrease in the volume of trade and the flow of goods and materials resulting from the worldwide economic downturn may adversely impact the Group’s business, results of operations and financial condition.

The Group’s global business activities, including our trading activities are affected by the particular economic conditions of the countries in which the Group operates. The Group is particularly vulnerable to the downward economic trends in Japan. In addition, an economic downturn in China, which has become an increasingly important market for us due to increasing trading and business transactions involving raw steel materials, steel products, chemical products and infrastructure projects, may also adversely affect the Group’s results of operations. An economic downturn, either globally or in any regions in which the Group operate may cause, among other things, a reduction in flow of goods and materials, a decline in private consumption and fixed investment, and subsequently a decrease in demand of the Group’s customers for the Group’s products and services, which may have an adverse impact on the Group’s business, results of operations and financial condition.

Fluctuations in commodity prices can adversely affect the Group’s results of operations and financial condition.

The Group trades in a variety of commodities in the global commodities market including metal, energy, chemical and agricultural products. The Group’s trading activities in these commodities in particular, have a significant impact on the Group’s business operations. As a result, unexpected movements in commodity prices may adversely affect the Group’s business, operating results and financial condition. For instance, the operating results of the Group’s oil and gas are sensitive to the price of crude oil. A decline of U.S.$1 per barrel in the price of crude oil results in a decrease in the Group’s net income of approximately ¥1.6 billion as of the year ending March 31, 2007. And with respect to the Group’s iron ore and coal production, a decline of U.S.$1 per 1 ton in the each price of iron ore and coal results in a decrease in the Group’s net income approximately ¥2.7 billion and ¥0.5 billion respectively for the year ending March 31, 2007. These estimations are based on the assumption of the Group’s annual production from above-mentioned activities calculated and foreign exchange rates during the year ending March 31, 2007, thus the sensitivities to these commodity prices for the year ending March 31, 2007 will vary.

Exchange rate fluctuations may adversely affect the Group’s operating results.

The Group is exposed to risks associated with foreign currency exchange rate fluctuations. Although the Group’s reporting currency is the Japanese yen, a significant portion of the Group’s business operations, consolidated revenues and operating expenses is denominated in currencies other than the Japanese yen. As a result, appreciation or depreciation in the value of other currencies as compared to the Japanese yen could result in material transactional gains or losses. As the financial statements of overseas subsidiaries are stated in the U.S. dollar, the Australian dollar, the Euro, or other currencies, the Group’s net income may be affected by the fluctuations of these currencies and the Group is exposed to translation risk in the Group’s assets and liabilities denominated in foreign currencies. As a result, exchange rate fluctuations may negatively affect the Group’s operating results.

Changes in interest rates could have an adverse effect on the Group’s operating results.

The Group is exposed to risks associated with interest rate fluctuations, which may affect the Group’s overall operational costs and the value of its financial assets and liabilities, particularly, its debt obligations, which are primarily debt raised in the capital markets and bank loans. The Group utilizes various financial and derivative instruments which are sensitive to interest rate changes. An increase in interest rates, especially in Japan and the United States, may adversely affect the Group’s results of operations.

(2) Risks factors derived from failure to achieve compliance with laws, regulations and rules

Besides the risk factors related to strategic and management decision such as entry to or withdrawal from new market and control of subsidiaries and associated companies, risk factors derived from failure to achieve compliance with laws, regulations and rules could lead to outcome that affect the Group’s operating results and business negatively.

Restrictions under environmental laws and regulations and any accidents relating to the Group’s use of hazardous materials could negatively affect the Group’s business, results of operations and financial condition.

As a global general trading company, the Group is involved in various projects and business transactions worldwide that are subject to extensive environmental laws and regulations. In particular, the Group’s Metal Products & Minerals Segment and Energy Segment may be adversely affected by present or future environmental regulations or enforcements in connection with the Group’s extracting activities. For example, the Group is subject to complex sets of environmental regulations in Australia, Brazil, Russia, and the Middle East. These laws and regulations may require us to perform site clean-ups; require us to curtail or cease certain operations; impose fines and payments for significant environmental damage; require us to install costly pollution control equipment; and require us to modify the Group’s operations.

The Group is a shareholder of Coronet Industries Inc. (“Coronet”), a former manufacturer of animal feed supplements. Coronet has been working with the U.S. Environmental Protection Agency (“EPA”) and the State of Florida on an investigation of environmental conditions and former operations at its facility in Florida. In addition, Coronet has been named as a defendant in two civil actions initiated by residents living near the plant. Mitsui, as well as its United States subsidiary, Mitsui & Co. (U.S.A.), Inc., have been named as defendants in one of these actions. These actions are both at their early stages.

Employee misconduct could adversely affect the Group’s results of operations and reputation.

Due to the Group’s size, as well as the operational and geographic breadth of the Group’s activities, the Group’s day-to-day operations are necessarily de-centralized. As a result, the Group cannot fully ensure that the Group’s employees comply with all applicable laws and regulations as well as the Group’s internal policies. For example, the Group’s employees may engage in unauthorized trading activities and exceed the allotted market risk exposure for various commodities or extend an unauthorized amount of credit to a client, which, in either case, may result in unknown losses or unmanageable risks. Moreover, the Group’s employees could engage in various unauthorized activities prohibited under the laws of Japan or other jurisdictions, to which the Group is subject, including export regulations, anticorruption laws, antitrust laws and tax regulations. There can be no assurance that the efforts the Group undertakes to ensure employees’ compliance with applicable laws and regulations as well as the Group’s internal policies will succeed in preventing misconduct by the Group’s employees. Depending on its nature, employees’ misconduct could have negative effects on the Group’s results of operations and reputation.

5. Outlook for the Year Ending March 31, 2007

With regard to the outlook for the year ending March 31, 2007, the Group anticipates:

•	total trading transactions of ¥15,000 billion, increasing ¥114 billion, or 0.8%, compared with ¥14,886 billion for the year ended March 31, 2006; and

•	net income of ¥300.0 billion, increasing ¥97.6 billion, or 48.2%, compared with ¥202.4 billion for the year ended March 31, 2006.

These forecasts assume the revised parameters as below:

•	average currency exchange rate of ¥112.66 = U.S. $1.00 (the first half ¥115.33 and the second half ¥110.00); and

•	average crude oil price(*) of U.S.$64 per barrel (the first half U.S.$63 and the second half U.S.$65)

(*)	This crude oil price (JCC: Japan Crude Cocktail) is applied to the sales prices at the Group’s oil and gas producing subsidiaries and associated companies, and the effect of change in JCC price is reflected to their operating results with 0 to 6 months time lag.

For the impact of the price fluctuation of crude oil, iron ore and coal on the Group’s net income, please see “4. Risk Factors - 1) Risk factors derived from changes in market environments”.

A Cautionary Note on Forward-Looking Statements:

This report contains statements (including figures) regarding Mitsui & Co., Ltd. (“Mitsui”)’s corporate strategies, objectives, and views of future developments that are forward-looking in nature and are not simply reiterations of historical facts. These statements are presented to inform stakeholders of the views of Mitsui’s management but should not be relied on solely in making investment and other decisions. You should be aware that a number of important risk factors could lead to outcomes that differ materially from those presented in such forward-looking statements. These include, but are not limited to, (i) changes in economic conditions that may lead to unforeseen developments in markets for products handled by Mitsui, (ii) fluctuations in currency exchange rates that may cause unexpected deterioration in the value of transactions, (iii) adverse political developments that may create unavoidable delays or postponement of transactions and projects, (iv) changes in laws, regulations, or policies in any of the countries where Mitsui conducts its operations that may affect Mitsui’s ability to fulfill its commitments, and (v) significant changes in the competitive environment. In the course of its operations, Mitsui adopts measures to control these and other types of risks, but this does not constitute a guarantee that such measures will be effective.

Overview of our Operations and Principal Activities

We, Mitsui& Co., Ltd.(“Mitsui”) and its subsidiaries, are a general trading company engaging in a range of global business activities including general worldwide trading of various commodities, arranging financing for customers and suppliers in connection with our trading activities, organizing and coordinating international industrial projects, participating in financing and investing arrangements, assisting in the procurement of raw materials and equipment, providing new technologies and processes for manufacturing, and coordinating transportation and marketing of finished goods. Our trading activities include the sale, distribution, purchase, marketing and supply of a wide variety of products including iron and steel, non-ferrous metals, machinery, electronics, chemicals, energy-related commodity and foods & retail, life-style and consumer service. We also participate in the development of natural resources such as oil, gas, iron and steel raw materials. In addition, we engage in strategic business investments whereby we invest our own capital and provide management expertise in the development of joint ventures and new enterprises in certain industries such as information technology (“IT”), biotechnology and nanotechnology. We also provide a wide range in the area of services of finance, transportation, communication, technology, and support for retail.

The following are the major subsidiaries and associated companies by operating segment. The numbers in the parentheses indicate the number of subsidiaries and associated companies included in the respective operating segment.

Iron & Steel Products Segment

Subsidiaries (20)

Mitsui Bussan Construction Materials Co., Ltd., Regency Steel Asia Pte Ltd.

Associated companies (16)

Nippon Steel Trading Co., Ltd., Shanghai Bao-Mit Steel Distribution Co., Ltd.

Iron & Steel Raw Materials and Non-Ferrous Metals Segment

Subsidiaries (19)

Mitsui Iron Ore Development Pty. Ltd., Sesa Goa Limited, Mitsui-Itochu Iron Pty. Ltd., Mitsui Coal Holdings Pty. Ltd., Japan Collahuasi Resources B.V., Raw Materials Development Co., Ltd., Mitsui Bussan Raw Materials Development Corp.

Associated companies (13)

Valepar S.A., BHP Mitsui Coal Pty. Ltd., Nippon Amazon Aluminum Co., Ltd.

Machinery & Infrastructure Projects Segment

Subsidiaries (70)

Mitsui Bussan Plant & Project Corp., MBK Project Holdings Ltd., Mitsui Rail Capital Holdings, Inc., Toyota Chile S.A., P.T. Bussan Auto Finance, Mitsui Automotive Europe B.V., Clio Marine Inc., Tombo Aviation Inc., Mitsui Bussan Aerospace Co., Ltd.

Associated companies (52)

P.T. Paiton Energy, IPM Eagle LLP, Toyo Engineering Corporation, Toyota Canada Inc., United Auto Group, Inc., P.T. Yamaha Indonesia Motor Manufacturing

Chemical Segment

Subsidiaries (39)

P. T. Kaltim Pasifik Amoniak, Novus International, Inc., Fertilizantes Mitsui S.A. Industria e Comercio, Japan-Arabia Methanol Co., Ltd., Nikken Fine Chemicals Co., Ltd., Daito Chemical Co., Ltd., Mitsui Bussan Plastics Co., Ltd., Nippon Trading Co., Ltd., Bussan Nanotech Research Institute Inc.

Associated companies (28)

Agro Kanesho Co., Ltd., TG Missouri Corporation, Advanced Composites, Inc.

Energy Segment

Subsidiaries (25)

Mittwell Energy Resources Pty., Ltd., Mitsui E&P Middle East B.V., Wandoo Petroleum Pty Ltd., Mitsui E&P Australia Pty Limited, Mitsui Gas Development Qatar B.V., Mitsui LNG Nederland B.V., Mitsui E&P (USA) LLC, Mitsui Oil Co., Ltd., Mitsui Liquefied Gas Co., Ltd., Kokusai Oil & Chemical Co., Ltd.

Associated companies (8)

Japan Australia LNG(MIMI) Pty. Ltd., Sakhalin Energy Investment Company Ltd., Mitsui Oil Exploration Co., Ltd., Kyokuto Petroleum Industries, Ltd., United Petroleum Development Co., Ltd.

Foods & Retail Segment

Subsidiaries (28)

Mitsui Norin Co., Ltd., MITSUI FOODS CO., LTD., WILSEY FOODS, INC., DAI-ICHI BROILER CO., LTD., VENDOR SERVICE Co., Ltd.

Associated companies (12)

MIKUNI COCA-COLA BOTTLING CO., LTD., Mitsui Sugar Co., Ltd.

Lifestyle, Consumer Service, Information, Electronics and Telecommunication Segment

Subsidiaries (44)

Mitsui Bussan Inter-fashion Ltd., Bussan Real Estate Development Co., Ltd., MBK REAL ESTATE Ltd., Mitsui Bussan House-Techno, Inc., Telepark Corp., Mitsui Knowledge Industry Co., Ltd., NextCom K.K., Mitsui Electronics Inc., TOYO Officemation, Inc.

Associated companies (39)

ALCANTARA S.p.A., QVC JAPAN INC., AIM Services Co., Ltd., Sumisho & Mitsuibussan Kenzai Co., Ltd., Nihon Unisys, Ltd., Moshi Moshi HotLine, Inc.

Logistics & Financial Markets Segment

Subsidiaries (37)

Mitsui & Co. Energy Risk Management Ltd., Mitsui & Co. Precious Metals, Inc., Mitsui Bussan Futures Ltd., Nitto Logistics Co., Ltd., Mitsuibussan Insurance and Consulting Co., Ltd., Tri-Net (Japan) Inc.

Associated companies (5)

Mitsui Leasing & Development, Ltd., Quintiles Transnational Japan K.K.

Americas Segment

Trading subsidiaries (9)

Mitsui & Co.(U.S.A.), Inc., Mitsui & Co. (Canada) Ltd., Mitsui Brasileira Importacao e Exportacao S.A.

Subsidiaries (29)

Mitsui Steel Holdings, Inc., Mitsui Steel, Inc., Channel Terminal Corp., CornerStone Research & Development, Inc., Westport Petroleum Inc., Portac, Inc.

Associated companies (3)

Europe Segment

Trading subsidiaries (10)

Mitsui & Co. Europe PLC, Mitsui & Co. UK PLC, Mitsui & Co. Deutschland GmbH

Subsidiaries (4)

Associated companies (6)

Asia Segment

Trading subsidiaries (17)

Mitsui & Co. (Hong Kong) Ltd., Mitsui & Co. (Thailand) Ltd., Mitsui & Co. (Taiwan) Ltd., Mitsui & Co. (Shanghai) Ltd., Mitsui & Co. (China) Ltd.

Subsidiaries (5)

Associated companies (6)

Other Overseas Areas Segment

Trading subsidiaries (7)

Mitsui & Co. (Australia) Ltd., Mitsui & Co. (Middle East) E.C.

Subsidiaries (1)

Associated companies (0)

All Other

Subsidiaries (15)

Mitsui & Co. Financial Services Ltd.

Associated companies (3)

Statements of Consolidated Income

(Unaudited)

(Millions of Yen)

	Six-Month Period Ended September 30, 2006	Six-Month Period Ended September 30, 2005	Comparison with previous period
			Increase/ (Decrease)
			Amount	%
Revenues :
Sales of products	¥1,984,093	¥1,597,353	¥386,740
Sales of services	270,894	234,550	36,344
Other sales	76,527	52,240	24,287

Total revenues	2,331,514	1,884,143	447,371	23.7

[	Total Trading Transactions :	]
Six-month period ended September 30, 2006, ¥ 7,622,220 million
Six-month period ended September 30, 2005, ¥ 7,048,604 million

Cost of Revenues :
Cost of products sold	1,797,340	1,440,016	357,324
Cost of services sold	68,112	45,510	22,602
Cost of other sales	38,268	23,416	14,852

Total cost of revenues	1,903,720	1,508,942	394,778	26.2

Gross Profit	427,794	375,201	52,593	14.0

Other Expenses (Income) :
Selling, general and administrative	285,019	259,167	25,852
Provision for doubtful receivables	1,610	1,218	392
Interest expense, net of interest income	17,920	9,835	8,085
Dividend income	(28,119)	(16,074)	(12,045)
Gain on sales of securities - net	(26,545)	(14,074)	(12,471)
Loss on write-down of securities	3,207	3,499	(292)
Gain on disposal or sales of property and equipment - net	(1,236)	(216)	(1,020)
Impairment loss of long-lived assets	9,964	4,771	5,193
Compensation and other charges related to DPF incident	(3,864)	9,000	(12,864)
Other expense - net	22,269	328	21,941

Total other expenses	280,225	257,454	22,771

Income from Continuing Operations before Income Taxes, Minority Interests and Equity in Earnings	147,569	117,747	29,822	25.3

Income Taxes:
Current	67,671	46,782	20,889
Deferred	(6,688)	16,799	(23,487)

Total	60,983	63,581	(2,598)

Income from Continuing Operations before Minority Interests and Equity in Earnings	86,586	54,166	32,420	59.9

Minority Interests in Earnings of Subsidiaries	(5,203)	(9,001)	3,798

Equity in Earnings of Associated Companies - Net (After Income Tax Effect)	74,512	38,828	35,684

Income from Continuing Operations	155,895	83,993	71,902	85.6

Income (Loss) from Discontinued Operations - Net (After Income Tax Effect)	3,271	(800)	4,071

Net Income	¥159,166	¥83,193	¥75,973	91.3

Consolidated Balance Sheets

(Unaudited)

(Millions of Yen)

Assets

	September 30, 2006	March 31, 2006	Increase/ (Decrease)
Current Assets:
Cash and cash equivalents	¥706,464	¥697,065	¥9,399
Time deposits	8,343	37,028	(28,685)
Marketable securities	167,945	26,860	141,085
Trade receivables:
Notes and loans, less unearned interest	487,647	439,187	48,460
Accounts	2,112,643	1,997,093	115,550
Associated companies	170,967	169,709	1,258
Allowance for doubtful receivables	(27,233)	(26,703)	(530)
Inventories	752,497	695,754	56,743
Advance payments to suppliers	96,296	92,150	4,146
Deferred tax assets – current	26,196	32,569	(6,373)
Derivative assets	344,478	320,134	24,344
Other current assets	310,272	265,985	44,287

Total current assets	5,156,515	4,746,831	409,684

Investments and Non-current Receivables:
Investments in and advances to associated Companies	1,471,592	1,300,587	171,005
Other investments	964,794	935,675	29,119
Non-current receivables, less unearned interest	529,142	444,487	84,655
Allowance for doubtful receivables	(95,179)	(84,513)	(10,666)
Property leased to others – at cost, less accumulated depreciation	236,784	218,583	18,201

Total investments and non-current receivables	3,107,133	2,814,819	292,314

Property and Equipment – at Cost:
Land, land improvements and timberlands	197,256	203,170	(5,914)
Buildings, including leasehold improvements	354,725	349,904	4,821
Equipment and fixtures	466,658	472,069	(5,411)
Mineral rights	165,543	80,953	84,590
Vessels	22,339	22,376	(37)
Projects in progress	126,162	55,278	70,884

Total	1,332,683	1,183,750	148,933
Accumulated depreciation	(459,162)	(437,581)	(21,581)

Net property and equipment	873,521	746,169	127,352

Intangible Assets, less Accumulated Amortization	82,011	98,811	(16,800)
Deferred Tax Assets – Non-current	44,293	47,947	(3,654)
Other Assets	118,661	119,001	(340)

Total	¥9,382,134	¥8,573,578	¥808,556

(Millions of Yen)

Liabilities and Shareholders’ Equity

	September 30, 2006	March 31, 2006	Increase/ (Decrease)
Current Liabilities:
Short-term debt	¥772,800	¥540,797	¥232,003
Current maturities of long-term debt	359,413	353,185	6,228
Trade payables:
Notes and acceptances	118,715	100,402	18,313
Accounts	2,046,939	1,762,224	284,715
Associated companies	100,313	108,252	(7,939)
Accrued expenses:
Income taxes	44,755	63,739	(18,984)
Interest	22,015	22,485	(470)
Other	75,238	72,848	2,390
Advances from customers	118,105	104,500	13,605
Derivative liabilities	258,788	214,460	44,328
Other current liabilities	168,455	168,049	406

Total current liabilities	4,085,536	3,510,941	574,595

Long-term Debt, less Current Maturities	2,699,250	2,658,735	40,515

Accrued Pension Costs and Liability for Severance Indemnities	37,822	36,769	1,053

Deferred Tax Liabilities – Non-current	334,321	318,911	15,410

Other Long-Term Liabilities	254,306	252,155	2,151

Minority Interests	136,720	118,160	18,560

Shareholders’ Equity:
Common stock	295,797	295,766	31
Capital surplus	390,545	390,488	57
Retained earnings:
Appropriated for legal reserve	38,860	38,508	352
Unappropriated	959,997	825,306	134,691
Accumulated other comprehensive income (loss):
Unrealized holding gains and losses on available-for-sale securities	205,376	216,099	(10,723)
Foreign currency translation adjustments	(56,526)	(83,279)	26,753
Minimum pension liability adjustment	(5,407)	(5,417)	10
Net unrealized gains and losses on derivatives	8,090	2,439	5,651

Total accumulated other comprehensive income	151,533	129,842	21,691

Treasury stock, at cost	(2,553)	(2,003)	(550)

Total shareholders’ equity	1,834,179	1,677,907	156,272

Total	¥9,382,134	¥8,573,578	¥808,556

Statements of Consolidated Shareholders’ Equity

(Unaudited)

(Millions of Yen)

	Six-Month Period Ended September 30, 2006	Year Ended March 31, 2006
Common Stock:
Balance at beginning of period	¥295,766	¥192,493
Issuance of common stock	—	102,576
Common stock issued upon conversion of bonds	31	697

Balance at end of period	¥295,797	¥295,766

Capital Surplus:
Balance at beginning of period	¥390,488	¥288,048
Issuance of common stock	—	101,733
Conversion of bonds	31	695
Gain on sales of treasury stock	26	12

Balance at end of period	¥390,545	¥390,488

Retained Earnings:
Appropriated for Legal Reserve:
Balance at beginning of period	¥38,508	¥37,018
Transfer from unappropriated retained earnings	352	1,490

Balance at end of period	¥38,860	¥38,508

Unappropriated:
Balance at beginning of period	¥825,306	¥656,032
Net income	159,166	202,409
Cash dividends paid	(24,123)	(31,645)
Dividends paid per share:
Six-month period ended September 30, 2006, ¥14.0
Year ended March 31, 2006, ¥20.0
Transfer to retained earnings appropriated for legal reserve	(352)	(1,490)

Balance at end of period	¥959,997	¥825,306

Accumulated Other Comprehensive Income (Loss)

(After Income Tax Effect):
Balance at beginning of period	¥129,842	¥(49,551)
Unrealized holding gains and losses on available-for-sale securities	(10,723)	115,920
Foreign currency translation adjustments	26,753	59,508
Minimum pension liability adjustment	10	274
Net unrealized gains and losses on derivatives	5,651	3,691

Balance at end of period	¥151,533	¥129,842

Treasury Stock, at Cost
Balance at beginning of period	¥(2,003)	¥(1,212)
Purchases of treasury stock	(647)	(862)
Sales of treasury stock	97	71

Balance at end of period	¥(2,553)	¥(2,003)

Note:	Appropriations of retained earnings are reflected in the consolidated financial statements upon shareholders’ approval.

(Millions of Yen)

	Six-Month Period Ended September 30, 2006	Year Ended March 31, 2006
Summary of Changes in Equity from Nonowner Sources (Comprehensive Income):
Net income	¥159,166	¥202,409

Other comprehensive income (after income tax effect):
Unrealized holding gains and losses on available-for-sale securities	(10,723)	115,920
Foreign currency translation adjustments	26,753	59,508
Minimum pension liability adjustment	10	274
Net unrealized gains and losses on derivatives	5,651	3,691

Changes in equity from nonowner sources	¥180,857	¥381,802

Statements of Consolidated Cash Flows

(Unaudited)

(Millions of Yen)

	Six-Month Period Ended September 30, 2006	Six-Month Period Ended September 30, 2005
Operating Activities:
Net income	¥159,166	¥83,193
Adjustments to reconcile net income to net cash provided by operating activities:
(Income) loss from discontinued operations - net (after income tax effect)	(3,271)	800
Depreciation and amortization	38,909	36,030
Pension and severance costs, less payments	(751)	3,213
Provision for doubtful receivables	1,610	1,218
Gain on sales of securities - net	(26,545)	(14,074)
Loss on write-down of securities	3,207	3,499
Gain on disposal or sales of property and equipment - net	(1,236)	(216)
Impairment loss of long-lived assets	9,964	4,771
Deferred income taxes	(6,688)	16,799
Minority interests in earnings of subsidiaries	5,203	9,001
Equity in earnings of associated companies, less dividends received	(20,256)	(11,108)
Changes in operating assets and liabilities:
Increase in trade receivables	(186,372)	(51,660)
Increase in inventories	(51,785)	(37,159)
Increase in trade payables	131,931	40,666
Other - net	(14,585)	(47,508)
Net cash used in operating activities of discontinued operations	(2,541)	(3,431)

Net cash provided by operating activities	35,960	34,034

Investing Activities:
Net decrease (increase) in time deposits	28,491	(1,651)
Net increase in investments in and advances to associated companies	(68,313)	(53,318)
Net increase in other investments	(64,472)	(72,949)
Net decrease in long-term loan receivables	11,598	23,240
Net increase in property leased to others and property and equipment	(139,316)	(79,917)

Net cash used in investing activities	(232,012)	(184,595)

Financing Activities:
Net increase in short-term debt	210,089	81,594
Net increase in long-term debt	50	114,607
Capital contribution from minority interests	17,095	—
Purchases of treasury stock - net	(440)	(346)
Payments of cash dividends	(24,123)	(15,824)

Net cash provided by financing activities	202,671	180,031

Effect of Exchange Rate Changes on Cash and Cash Equivalents	2,780	8,755

Net Increase in Cash and Cash Equivalents	9,399	38,225
Cash and Cash Equivalents at Beginning of Period	697,065	791,810

Cash and Cash Equivalents at End of Period	¥706,464	¥830,035

Note:	In accordance with SFAS No.144, the figures for the six-month period ended September 30, 2005 relating to discontinued operations have been reclassified.

Basis of Financial Statements and Summary of

Significant Accounting Policies

(Unaudited)

I. Basis of Financial Statements

The accompanying consolidated financial statements of Mitsui & Co., Ltd. (the “Company”) and its subsidiaries (collectively, the “companies”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

II. Summary of Significant Accounting Policies

(1) Inventories

Inventories, consisting mainly of commodities and materials for resale, are stated at the lower of cost, principally on the specific-identification basis, or market.

(2) Debt and marketable equity securities

The companies classify debt and marketable equity securities, at acquisition, into one of three categories: held-to-maturity, available-for-sale or trading under provisions of Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities.”

Trading securities are carried at fair value and unrealized holding gains and losses are included in earnings.

Debt securities are classified as held-to-maturity and measured at amortized cost in the Consolidated Balance Sheets only if the companies have the positive intent and ability to hold those securities to maturity. Premiums and discounts amortized in the period are included in interest income.

Debt and marketable equity securities other than those classified as trading or held-to-maturity securities are classified as available-for-sale securities and carried at fair value with such unrealized holding gains and losses reported as “Unrealized holding gains and losses on available-for-sale securities” in Shareholders’ Equity after income tax effects.

(3) Depreciation

Depreciation of property and equipment (including property leased to others) is computed principally under the declining-balance method for assets located in Japan and under the straight-line method for assets located outside Japan, using rates based upon the estimated useful lives of the related property and equipment. Mineral rights are amortized over their respective estimated useful lives, using the straight-line method or the unit-of-production method.

Leasehold improvements are amortized over the lessor of the useful life of the improvement or the term of the underlying lease.

(4) Pension and severance indemnities plans

The companies have pension plans and/or severance indemnities plans covering substantially all employees other than directors. The costs of the pension plans and severance indemnities plans are accrued based on amounts determined using actuarial methods in accordance with SFAS No. 87, “Employers’ Accounting for Pensions.”

(5) Derivative instruments and hedging activities

All derivative instruments are recognized and measured at fair value as either assets or liabilities and changes in the fair value are currently recognized in earnings or reported as “Net unrealized gains and losses on derivatives” in Shareholders’ Equity after income tax effects, depending on the intended use of the derivative instruments and its resulting hedge designation.

(6) Business combinations and intangible assets

Under provisions of SFAS No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets,” all business combinations are accounted for using the purchase method, and goodwill acquired upon business combinations and indefinite-lived intangible assets are tested for impairment annually or more frequently if impairment indicators arise.

(7) Discontinued operations

The companies present the results of discontinued operations (including operations of a subsidiary that either has been disposed of or is classified as held for sale) as a separate line item in the Statements of Consolidated Income under “Income from Discontinued Operations—Net (After Income Tax Effect)” in accordance with SFAS No. 144. The amounts in the Statements of Consolidated Income and the Statements of Consolidated Cash Flows for the previous periods have been reclassified.

(8) Asset retirement obligations

Under provisions of SFAS No. 143, “Accounting for Asset Retirement Obligations,” the companies record a liability for an asset retirement obligation at fair value in the period in which it is incurred. When the liability is initially recorded, the companies capitalize the related cost by increasing the carrying amount of the long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset.

(9) Revenue presentation

The revenues are presented in accordance with Financial Accounting Standards Board (“FASB”) Emerging Issues Task Force Issue (“EITF”) No. 99-19 and are classified by major class as required by the U.S. Securities and Exchange commission (“SEC”) Regulation S-X, Rule 5-03.

(10) Consolidation of variable interest entities

The variable interest entities where the Company or one of its subsidiaries is a primary beneficiary are consolidated in accordance with FASB Interpretation No. 46, “Consolidation of Variable Interest Entities (revised in December 2003)—an Interpretation of ARB No. 51.”

(11) Reclassification

Certain reclassifications have been made to prior year amounts to conform to the current year presentation.

Net Income per Share

(Unaudited)

The following is a reconciliation of basic net income per share to diluted net income per share for the six-month periods ended September 30, 2006 and 2005:

Six-month period ended September 30, 2006 (from April 1, 2006 to September 30, 2006)

	Net income (numerator)	Shares (denominator)	Per share amount
	Millions of Yen	In Thousands	Yen
Basic Net Income per Share:
Net income available to common shareholders	159,166	1,722,824	92.39

Effect of Dilutive Securities:	285	104,200

Diluted Net Income per Share:
Net income available to common shareholders after effect of dilutive securities	159,451	1,827,024	87.27

Six-month period ended September 30, 2005 (from April 1, 2005 to September 30, 2005)

	Net income (numerator)	Shares (denominator)	Per share amount
	Millions of Yen	In Thousands	Yen
Basic Net Income per Share:
Net income available to common shareholders	83,193	1,582,109	52.58

Effect of Dilutive Securities:	296	105,301

Diluted Net Income per Share:
Net income available to common shareholders after effect of dilutive securities	83,489	1,687,410	49.48

Segment Information

(Unaudited)

1.Operating Segment Information

Six-month period ended September 30, 2006 (from April 1, 2006 to September 30, 2006)

(Millions of Yen)

	Iron & Steel Products	Iron & Steel Raw Materials and Non- Ferrous Metals	Machinery & Infrastracture Projects	Chemical	Energy	Foods & Retail	Lifestyle, Consumer Service and Information, Electronics & Telecommunication	Logistics & Financial Markets
Total Trading Transactions	676,584	846,549	1,029,226	1,153,972	1,038,187	941,603	725,425	90,191
Gross Profit	27,820	57,758	46,976	51,431	45,254	40,600	61,911	30,590
Operating Income (Loss)	12,256	45,734	7,161	16,934	29,130	7,145	6,961	12,841
Equity in Earnings of Associated Companies	1,443	31,738	13,056	2,576	17,866	1,512	3,464	900
Net Income (Loss)	9,442	62,162	18,012	10,405	32,397	(4,152)	3,281	6,370

Total Assets at September 30, 2006	610,718	969,767	1,458,086	917,917	1,323,895	723,136	801,978	774,065

	Americas	Europe	Asia	Other Overseas Areas	Total	All Other	Adjustments and Eliminations	Consolidated Total
Total Trading Transactions	591,791	230,265	258,611	34,893	7,617,297	3,879	1,044	7,622,220
Gross Profit	31,890	10,821	13,096	2,390	420,537	4,180	3,077	427,794
Operating Income (Loss)	11,738	1,698	4,426	(109)	155,915	(1,512)	(13,238)	141,165
Equity in Earnings of Associated Companies	1,696	166	102	273	74,792	58	(338)	74,512
Net Income (Loss)	9,123	1,979	3,683	6,734	159,436	4,212	(4,482)	159,166

Total Assets at September 30, 2006	464,618	152,412	189,427	89,459	8,475,478	2,958,306	(2,051,650)	9,382,134

Six-month period ended Septermber 30, 2005 (from April 1, 2005 to September 30, 2005) (Restated)

(Millions of Yen)

	Iron & Steel Products	Iron & Steel Raw Materials and Non- Ferrous Metals	Machinery & Infrastracture Projects	Chemical	Energy	Foods & Retail	Lifestyle, Consumer Service and Information, Electronics & Telecommunication	Logistics & Financial Markets
Total Trading Transactions	699,381	862,791	1,057,463	1,001,076	779,793	920,665	687,695	43,608
Gross Profit	27,635	55,420	41,576	46,052	33,299	42,454	60,752	20,131
Operating Income (Loss)	12,928	44,782	9,692	14,790	15,519	6,031	10,006	6,107
Equity in Earnings of Associated Companies	1,576	9,487	6,489	2,129	14,121	1,722	807	1,803
Net Income	9,296	26,005	12,803	2,332	14,200	3,568	5,616	5,229

Total Assets at September 30, 2005	551,025	795,334	1,149,442	787,339	1,143,621	714,139	757,024	518,894

	Americas	Europe	Asia	Other Overseas Areas	Total	All Other	Adjustments and Eliminations	Consolidated Total
Total Trading Transactions	523,975	194,074	242,423	34,833	7,047,777	4,442	(3,615)	7,048,604
Gross Profit	24,081	10,520	12,365	2,274	376,559	3,842	(5,200)	375,201
Operating Income (Loss)	5,286	2,694	5,170	368	133,373	(1,777)	(16,780)	114,816
Equity in Earnings of Associated Companies	1,011	134	56	281	39,616	94	(882)	38,828
Net Income	3,977	2,692	4,550	6,668	96,936	5,333	(19,076)	83,193

Total Assets at September 30, 2005	463,062	146,515	177,014	76,274	7,279,683	2,753,193	(1,825,839)	8,207,037

Notes:	1.	In accordance with SFAS No.144, the figures of “Consolidated Total” for the six-month period ended September 30, 2005 have been reclassified.

The reclassifications to “Income (Loss) from Discontinued Operations—Net (After Income Tax Effect)” are included in “Adjustments and Eliminations.”

2.	“All Other” includes business activities which primarily provide services, such as financing service and operation services to external customers and/or to the companies and associated companies. Total assets of “All Other” at September 30, 2006 and 2005 consisted primarily of cash and cash equivalents and time deposits related to financing activities, and assets of certain subsidiaries related to the above services.
3.	Net loss of “Adjustments and Eliminations” includes income and expense items that are not allocated to specific reportable operating segments, such as certain expenses of the corporate departments, and eliminations of intersegment transactions.
4.	Transfers between operating segments are made at cost plus a markup.
5.	Operating Income (Loss) reflects the companies’ a) Gross Profit, b) Selling, general and administrative expenses, and c) Provision for doubtful receivables.
6.	Starting from the year ended March 31, 2006, Iron & Steel Products and Iron & Steel Raw Materials and Non-Ferrous Metals which formally composed the “Metal Products & Minerals,” and Foods & Retail, which was formally included in “Consumer Products & Services” are disclosed as a separate product- focused reportable operating segment, and Electronics & Infomation, which was formally included in the “Machinery, Electronics & Information” is aggregated to Life Style and Consumer Service, which were formally included in “Consumer Products & Services” and disclosed as “Life Style, Consumer Service, Information, Electronics and Telecommunication.” Machinery and Infrastracture Projects, which were formally included in “Machinery, Electronics & Information,” are disclosed as “Machinery & Infrastracture Projects.”

Also, starting from the six-month period ended September 30, 2006, Mitsui & Co., Financial Services (Europe) which was formerly included in “Europe,” is transferred to “All Other,” in order to centralize the operation of financing services to the companies and associated companies.

The operating segment information for the six-month period ended September 30, 2005 has been restated to conform to the current period presentation.

2. Geographic Area Segment Information

Six-month period ended September 30, 2006 (from April 1, 2006 to September 30, 2006)

(Millions of Yen)

	Japan	North America	Europe	Asia	Oceania	Other Areas	Eliminations	Consolidated Total
Total Trading Transactions:
Outside	5,991,723	721,437	343,689	325,212	88,379	151,780	—	7,622,220
Interarea	535,503	180,090	71,101	301,124	186,630	268,966	(1,543,414)	—

Total	6,527,226	901,527	414,790	626,336	275,009	420,746	(1,543,414)	7,622,220

Operating Income	35,173	18,152	11,540	21,018	39,395	14,635	1,252	141,165

Identifiable Assets at September 30, 2006	6,257,557	1,252,881	688,418	587,191	457,496	410,899	(1,743,900)	7,910,542

Investments in and advances to associated companies								1,471,592

Total Assets at September 30, 2006								9,382,134

Six-month period ended September 30, 2005 (from April 1, 2005 to September 30, 2005)

(Millions of Yen)

	Japan	North America	Europe	Asia	Oceania	Other Areas	Eliminations	Consolidated Total
Total Trading Transactions:
Outside	5,652,760	622,795	282,474	295,178	72,135	123,262	—	7,048,604
Interarea	444,737	196,160	63,705	254,781	182,106	331,142	(1,472,631)	—

Total	6,097,497	818,955	346,179	549,959	254,241	454,404	(1,472,631)	7,048,604

Operating Income	33,582	8,956	6,019	19,159	35,109	13,078	(1,087)	114,816

Identifiable Assets at September 30, 2005	6,084,588	1,110,137	562,119	614,358	423,222	296,256	(2,028,348)	7,062,332

Investments in and advances to associated companies								1,144,705

Total Assets at September 30, 2005								8,207,037

Notes:

1.	In addition to the disclosure based on SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” the Company discloses this segment information as supplemental information in light of the disclosure requirements of the Japanese Securities and Exchange Law.
2.	In accordance with SFAS No.144, the results of discontinued operations are eliminated from Total Trading Transactions and Operating Income in each geographic area segment. The figures for the Six-month period ended September 30, 2005 have been reclassified.
3.	Other Areas consist principally of Latin America and the Middle East.
4.	Transfers between geographic areas are made at cost plus a markup.
5.	Operating Income reflects the companies’ a) Gross Profit, b) Selling, general and administrative expenses, and c) Provision for doubtful receivables.

Debt and Marketable Equity Securities

(Unaudited)

At September 30, 2006 and March 31, 2006, the aggregate cost, fair value and unrealized holding gains-net on available-for-sale securities and the amortized cost, fair value and unrealized holding gains-net on held-to-maturity debt securities were as follows:

September 30, 2006:

(Millions of Yen)

	Aggregate Cost	Fair Value	Unrealized Holding Gains-net
Available-for-sale:
Marketable equity securities	301,688	603,843	302,155
Foreign debentures, commercial paper and other debt securities	320,374	320,415	41

	Amortized Cost	Fair Value	Unrealized Holding Gains-net
Held-to-maturity debt securities, consisting principally of foreign debentures	10,747	10,747	0

March 31, 2006: (Millions of Yen)

	Aggregate Cost	Fair Value	Unrealized Holding Gains-net
Available-for-sale:
Marketable equity securities	275,296	591,186	315,890
Foreign debentures, commercial paper and other debt securities	89,823	89,927	104

	Amortized Cost	Fair Value	Unrealized Holding Gains-net
Held-to-maturity debt securities, consisting principally of foreign debentures	11,930	11,930	0